

August 21, 2020

Eric Seeton
Chief Financial Officer
Franchise Group, Inc.
2387 Liberty Way
Virginia Beach, VA 23456

> **Re: Franchise Group, Inc.**
> **Form 10-KT for the transition period ended December 28, 2019**
> **Filed April 24, 2020**
> **Form 8-K filed August 5, 2020**
> **File No. 001-35588**

Dear Mr. Seeton:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 5, 2020

Exhibit 99.1
Pro Forma Adjusted EBITDA , page 1

1. We note your disclosure that proforma adjustments represent realized and unrealized synergies consistent with the Company's credit agreement. Please tell us in greater detail the nature of these synergies and how your presentation of Pro Forma Adjusted EBITDA on page 5 complies with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.


 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction